EXHIBIT 1.01
ACTIVE POWER, INC.

CONFLICT MINERALS REPORT
(in accordance with Rule 13p-1 under the Securities Exchange Act of 1934)

REPORTING YEAR: 2014

This is the Conflict Minerals Report of Active Power, Inc. (“Active Power,” “we,” “us,” or “our”) for calendar year 2014 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3467716 for definitions of the terms used in this report that are not otherwise defined herein.

Due Diligence

Active Power affirms that conflict minerals are necessary for the functionality or production of its products and solutions that were manufactured in 2014.

As described in Item 1.01 of our 2014 Report on Form SD, based on our 2014 reasonable country of origin inquiry (“RCOI”) Active Power determined that one product component obtained from a direct supplier may include components or assemblies with conflict minerals that originated in the Democratic Republic of the Congo or an adjoining country, and not from recycled or scrap sources. This direct supplier and some of its approved sub-suppliers of this component provided completed Electronic Industry Citizenship Coalition and Global e-Sustainability Conflict Mineral Reporting Template questionnaires (“EICC/GeSI Reporting Template”) indicating that conflict minerals had originated in the Democratic Republic of the Congo or an adjoining country, and did not come from recycled or scrap sources. However, as further described below, we could not ascertain if these conflict minerals sourced in the Democratic Republic of the Congo or an adjoining country were actually contained in our products.

All components procured by Active Power that are determined to include conflict minerals that originated from the Democratic Republic of the Congo or an adjoining country, and that did not come from recycled or scrap sources, are subject to further due diligence on the source and chain of custody of conflict minerals under a nationally or internationally recognized due diligence framework. Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization of Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas: Second Edition, and applicable supplements.

Accordingly, we have exercised due diligence on the source and chain of custody of the conflict minerals obtained from the one direct supplier mentioned above. We determined that this component had over 50 unique parts that were obtained by our direct supplier from a selection of approximately 50 of its approved downstream suppliers. We asked our direct supplier of this component to provide Active Power with a list of the smelters that all of its approved downstream suppliers may have purchased materials from. We collected this information through the EICC/GeSI Reporting Template or other supplier statement. These responses either provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that the supplier supplies to our direct supplier, or otherwise provided information insufficient for us to identify the particular smelters or refiners used for components supplied to us. We were therefore unable to determine whether any of the conflict minerals that this supplier and its approved downstream suppliers reported were contained in components or assemblies supplied to us or to validate that any of these smelters or refiners are actually in our supply chain. As a result, we have elected not to present smelter and refiner names in this report.

Sourcing Policy. Beginning in September 2013, Active Power communicated its written conflict minerals sourcing policy and commitments to each of our direct suppliers of materials and components used in production. Our current conflict minerals sourcing policy is as follows:

CONFLICT MINERALS SOURCING POLICY

There has been increased awareness of violence and human rights violations in the mining of and trading in certain minerals, specifically tantalum, tin, tungsten, and/or gold (“3T&G”), from a location described as the “Conflict Region”, which is situated in the Democratic Republic of the Congo (DRC) and surrounding countries. The Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) have requested that companies undertake reasonable due diligence with their supply chain to assure that 3T&G are not being sourced from mines in the Conflict Region that are controlled by non-government military groups or unlawful military factions.

Active Power Inc. endorses the actions of the EICC and GeSI with respect to 3T&G and is continuously in the process of obtaining information from our current and potential 3T&G suppliers concerning the origin of the 3T&G that are used in the manufacture of Active Power products.

We ask our suppliers of 3T&G used in the manufacture of our products to demonstrate that they understand and support EICC-GeSI actions, and that they will not knowingly procure specified metals that originate from the Conflict Region for shipment to us.

Our suppliers must provide written evidence of due diligence documenting that raw materials used to produce 3T&G supplied to us or used in the manufacture of our products, do not originate from mining or smelting operations in the Conflict Region. Due diligence from each supplier must include, where applicable, completion of the EICC-GeSI Conflict Minerals reporting template.

Should a supplier be unaware of the origin of 3T&G supplied to Active Power, they are asked to disclose to their best of their abilities their direct supplier and supply chain representatives to further the identification of origin of 3T&G. Active Power will use reasonable due diligence in working with their supplier-base to identify 3T&G originating in the Conflict Region.

If 3T&G is identified as originating in the Conflict Region, suppliers shall show diligence and commitment to substituting or eliminating the 3T&G that originates in the Conflict Region. If a substitution is not possible, or if there is a lack of commitment to this effort by the supplier, Active Power will evaluate the supplier’s status in the supply chain and take appropriate remedial actions, up to and including termination of the supplier.

Our current Statement on conflict minerals is available on our publicly available Internet website, www.activepower.com, under “Corporate Governance” on our “Investor Relations” web page under a heading entitled "Sustainability," which is linked here: http://ir.activepower.com/phoenix.zhtml?c=122065&p=irol-govhighlights. The information on our website does not constitute part of this report on Form SD.

Conflict Minerals Team.  Beginning in 2013, Active Power formed a team comprised of representatives from our Supply Chain management, Manufacturing and Finance organizations to focus on conflict minerals. We added our General Counsel to the team in 2014. Senior management, including Active Power’s CEO and CFO, are periodically briefed about the results of our due diligence efforts.

Risk Identification and Assessment. The Conflict Minerals Team reviewed Rule 13p-1, the adopting release associated with Rule 13p-1 and the Commission’s FAQ. The Conflict Minerals Team educated itself regarding industry groups’ efforts to address due diligence, including the Conflict Minerals Reporting Template published by the Electronics Industry Citizenship Coalition (“EICC”) and the conflict-free sourcing initiative and Conflict-Free Smelter Program established by the EICC and Global e-Sustainability Initiative. The Conflict Minerals Team engaged in further communication with, and evaluation of, suppliers who were identified as risks through the direct supplier survey, including review of documents submitted to us, such as sourcing policies, EICC Conflict Mineral Reporting Templates and other available materials.

Inherent Limitations on Due Diligence Measures. As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. We also anticipate the need to rely, to a large extent, on information collected and provided by independent third party audit programs. All such sources of information may yield inaccurate or incomplete information, and may be subject to fraud.

Independent Private Sector Audit

This Conflict Minerals Report has not been subject to an independent private sector audit since this report falls within the temporary period specified in Instruction 2 to Item 1.01 of Form SD, in accordance with Item 1.01(c)(1)(iv) of Form SD.

Risk Mitigation Steps

During the reporting period for the calendar year ending December 31, 2015, we are continuing to engage in the activities described above in “Due Diligence.” In addition, in our efforts to attain a conflict-free supply chain for our products, we intend to take the following steps:

•	encourage our direct suppliers to obtain current, accurate, and complete information about their smelters and refiners of conflict minerals at a part number level;

•
encourage our direct suppliers to show diligence and commitment to substituting or eliminating any conflict minerals that originate in the Democratic Republic of the Congo or an adjoining country, and did not come from recycled or scrap sources; and

•
encourage our direct suppliers to require that smelters/refiners in their supply chains participate in the conflict free certification program developed under the Conflict-Free Smelter Program of the EICC and the Global e-Sustainability Initiative.